

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Via E-mail
Alex Viecco
Chief Executive Officer
Montalvo Spirits, Inc. (f/k/a Advanced Cloud Storage, Inc.)
112 North Curry Street
Carson City, Nevada 89703-4934

  Re: **Montalvo Spirits, Inc.**
    Amendment No. 2 to Current Report on Form 8-K
    Filed February 25, 2013
    Form 10-Q for Fiscal Quarter Ended December 31, 2012
    Filed February 28, 2013
    File No. 333-173537

Dear Mr. Viecco:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Based on your response to comment four in our letter dated February 13, 2013 and your Form 10-Q for the interim period ended December 31, 2012 filed February 19, 2013, we understand that you have elected to continue to use the March 31 fiscal year of the legal acquirer (registrant). As such, please file a transition report on Form 10-K or 10-Q containing the audited financial statements for Casa Montalvo Holdings for the transition period of January 1, 2012 through March 31, 2012. The transition report on Form 10-K is due no later than 90 days (45 days for transitional report on Form 10-Q) after the consummation of the acquisition.

Management's Discussion and Analysis of Financial Condition, page 23

2. We note your response to comment 17 in our letter dated February 13, 2013. Please revise to disclose the amount of funds you anticipate needing to support your plans to grow your business.

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Item 4. Controls and Procedures, page 21

3. Please amend the filing to provide the disclosures required by Items 307 and 308(c) of Regulation S-K related to disclosure controls and procedures and changes in internal control over financial reporting. Please note the disclosures required by Item 308(a) are not required for filings on Form 10-Q.   Refer to Item 4 of Form 10-Q.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director